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CROWLEY/MARINE TRANSPORT CORPORATION
PRESS RELEASE

CONTACTS:
         Crowley Maritime Corporation
         ----------------------------
                  Bill Verdon       510-251-7574
                  Mark Miller       904-727-4295

         Marine Transport Corporation
         ----------------------------------------
                  Mark Filanowski   201-330-0200 Ext. 203

         The Galvin Partnership
         -----------------------
                  William Galvin    203-618-9800

                                                          FOR IMMEDIATE RELEASE

         CROWLEY COMPLETES TENDER OFFER FOR MARINE TRANSPORT CORPORATION

         (OAKLAND, Calif.; February 6, 2001) - Crowley Maritime Corporation announced today that it has completed its tender offer and has accepted 6,099,774 shares of Marine Transport Corporation common stock (NASDAQ: MTLX). The shares tendered represent approximately 98% of Marine Transport Corporation's total outstanding common stock, including approximately 43,724 shares, which are guaranteed to be delivered. Crowley will purchase these shares as soon as possible at the price of $7.00 per share, net to the seller in cash.

Crowley intends to proceed promptly to complete the previously announced proposed merger with Marine Transport Corporation and to acquire the remaining untendered Marine Transport Corporation shares, subject to appraisal rights. Marine Transport shareholders who did not tender their shares will receive $7.00 per share, net to the shareholder in cash, the same price paid to the tendering shareholders. Shareholders who did not tender will receive instruction on exchanging their shares shortly after the merger is completed.

"We are very pleased to add Marine Transport to our holdings as a complementary business line to our present maritime activities," said Thomas B. Crowley, Jr., Chairman, President and Chief Executive Officer of Crowley.

MTL has four main business lines - chemical parcel transportation, refined petroleum transportation, crude oil lightering, and ship management.

"Each of these businesses complement the service offerings of other Crowley business units. We also share common customers and a commitment to environmental responsibility and operational integrity," Crowley said. "We believe that by continuing to run these business units using the best practices employed by each, that they will deliver synergistic benefits."

"The Chemical business is new to Crowley and one that we are very excited about adding to our



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core capabilities," he said. "The MTL team has done a remarkable job building up that business by securing key contracts, investing in long lived tonnage, and establishing a strong market reputation. We'd like to build upon that and strengthen this position further."

Richard du Moulin, Chairman and Chief Executive Officer of Marine Transport said, "The combination of Marine Transport Corporation with Crowley Maritime is a near-perfect fit of complementary maritime businesses and services with operating philosophies built on the shared values of customer service and operating safety. The long histories of both companies provide an excellent foundation for the future success of the combined organization."

Oakland-based Crowley Maritime Corp., founded in 1892, is primarily a family- and employee-owned company engaged in integrated logistics, marine transportation and related services. The corporation, with more than 100 offices in major ports and cities around the world, has several operating subsidiaries, including Crowley Liner Services, Crowley Marine Services, Crowley Petroleum Transport and Crowley Logistics. Additional information about the corporation, its subsidiaries and business units may be found on the Internet at www.crowley.com

Marine Transport Corporation is a U.S.-based supplier of marine transportation services, with one of the largest U.S.- based fleets of ocean going vessels. Marine Transport's core business is industrial shipping with leading chemical and energy customers. Marine Transport's Houston-based operation, MTL Petrolink, provides crude oil lightering services in the Gulf of Mexico. Additional information about MTC may be found on the Internet at www.mtlx.com

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